ING USA Annuity and Life Insurance Company
and its Separate Account B

ING Rollover Choice^{SM} Variable Annuity

Supplement dated May 29, 2007 to the
Contract Prospectus
Dated April 30, 2007, as supplemented

This supplement updates certain information contained in your Contract Prospectus. Please read it carefully and keep it with your current Contract Prospectus for future reference.

The following information updates the list of funds available under your contract.

The footnote relating to the ING Oppenheimer Global Portfolio (S Class) and ING Van Kampen Equity and Income Portfolio (S Class) , on the cover of your Contract Prospectus, is hereby deleted and replaced with the following footnote:

[6] As of April 29, 2005, Initial Class shares of this fund were closed for further investment.